Exhibit 99.1

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Online availability of Sanofi’s half-year financial report for 2021

PARIS - July 29, 2021 - Sanofi announces that its half-year financial report for the period ending June 30, 2021 is now available and has been filed with the French market regulator Autorité des marchés financiers (AMF) and submitted to the U.S. Securities and Exchange Commission (SEC) under form 6-K.

This document may be found on the company’s corporate website: www.sanofi.com and downloaded from the “Investors” page, under the heading “Regulated Information in France”.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Media Relations Contacts

Ashleigh Koss

Tel: +1 (908) 205-2572

Ashleigh.Koss@sanofi.com

Sandrine Guendoul

Tel.: +33 (0)6 25 09 14 25

MR@sanofi.com

Nicolas Kressmann

Tel.: +1 (732) 532-5318

Nicolas.Kressmann@sanofi.com

Investor Relations Contacts Paris

Eva Schaefer-Jansen

Arnaud Delepine

Nathalie Pham

Investor Relations Contacts North America

Felix Lauscher

Fara Berkowitz

Suzanne Greco

Tel.: +33 (0)1 53 77 45 45

investor.relations@sanofi.com

https://www.sanofi.com/en/investors/contact